H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

February 8, 2012

Raquel Howard

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC  20549

Re:  Trim Holding Group (the “Company”)

      Form 10-K for Fiscal Year Ended December 31, 2010

      Filed April 15, 2011

                   File No. 333-121787

Dear Ms. Howard:

On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 6, 2011 (the “Letter”) relating to the above referenced filing.

            We have provided a clean copy of Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010 (“Amendment No. 1”).   For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1.      Please update your EDGAR company profile to include your current telephone number, business address and mailing address.  If you require technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900.

Response:  The Company has updated its EDGAR company profile to include its current telephone number, business address and mailing address.

Report of Independent Registered Public Accounting Firm, page 8

2.      We note that the report of your independent accountant does not cover your cumulative period from inception (February 17, 2004) to December 31, 2010.  Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.

{00224369. }

     Please amend your 2010 Form 10-K to include a report from your independent accountant that opines on the cumulative data, or tell us why you are unable to do so.

Response:  The Company has provided in Amendment No. 1 a report from its independent accountant that covers its cumulative period from inception (February 17, 2004) to December 31, 2010.

3.      Please explain to us why you, a domestic registrant, utilize a Canadian independent accountant to audit your US GAAP financial statements.

Response:  The Company utilizes a Canadian independent accountant, DNTW Chartered Accountants, LLP (“DNTW”), to audit its US GAAP financial statements for the following reasons:

A)        DNTW is a firm well known to the directors and management of the Company and the Company has used the services of DNTW successfully in the past;

B)        The previous auditors of the Company were not located close to the Company’s head office. The Toronto area, where DNTW is located, is frequented by the Company’s management and directors allowing for in person meetings with the auditors;

C)        DNTW is an appropriate sized firm to provide audit services for a development stage company and their fee structure fits with the Company’s needs; and

D)        DNTW is a PCAOB registered firm with experience in auditing SEC registrants in the development stage.

Item 9A. Controls and Procedures, page 17

Management’s Annual Report on Internal Control Over Financial Reporting

4.      We note that you have not included management’s annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K.  Please amend your Form 10-K to provide this report.

Response:  The Company, pursuant to Item 308(a) of Regulation S-K, has provided in Amendment No. 1 the management’s annual report on internal control over financial reporting.

{00224369. }

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Cover Page

5.      Please indicate by check mark whether you have submitted the Interactive Data File required by Item 601(101) of Regulation S-K in future Exchange Act filings on Forms 10-Q and 10-K.  Please confirm that you will do so in a supplemental response to this letter.

Response:  As required by Item 601(101) of Regulation S-K, the Company, in future Exchange Act filings on Forms 10-Q and 10-K, confirms that it will indicate by check mark on the cover page whether it has submitted electronically and posted on its corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

                                                                         /s/ H. Grady Thrasher, IV

                                                                             H. Grady Thrasher, IV

Exhibit “A”

February 8, 2012

Raquel Howard

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:      Trim Holding Group (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2010

Filed April 15, 2011

                        File No. 333-121787

Dear Ms. Howard:

            In connection with the letter filed by our securities counsel on February 8, 2012 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated December 6, 2011, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Sincerely,

                                                                                    Trim Holding Group

                                                                                    /s/ Louis Bertoli

                                                                                    Louis Bertoli

                                                                                    President, CEO, CFO and Director